UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ________)*

GRILL CONCEPTS, INC.

(Name of Issuer)

COMMON STOCK, $0.00004 par value per share

(Title of Class of Securities)

398502104

 (CUSIP Number)

DAVID A. GARCIA, ESQ.
HALE LANE
5441 KIETZKE LANE SECOND FLOOR
RENO, NEVADA 89511
(775) 327-3000

 Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

December 19, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note:Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 398502104	Page 2 of 6

1.	Names of Reporting Persons.

CHARLES N. MATHEWSON
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3.	SEC Use Only

4.	Source of Funds (See Instructions)

PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

☐
6.	Citizenship or Place of Organization

UNITED STATES
			7.	Sole Voting Power

593,011
			8.	Shared Voting Power
Number of Shares
Beneficially				0
Owned by			9.	Sole Dispositive Power
Person With:
593,011
			10.	Shared Dispositive Power

0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person

593,011
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐
13.	Percent of Class Represented by Amount in Row (11)

6.72%
14.	Type of Reporting Person (See Instructions)

IN

CUSIP No. 398502104	Page 3 of 6

ITEM 1. SECURITY AND ISSUER

This statement relates to the Common Stock, $0.00004 par value per share (the “Shares”), of Grill Concepts, Inc. (the “Issuer”), and the principal executive offices of such entity are located at 11661 San Vicente Blvd., Suite 404, Los Angeles, California 90049.

ITEM 2. IDENTITY AND BACKGROUND

This Statement is filed by Charles N. Mathewson (the “Reporting Person”) with respect to Shares held in the name of The Charles N. Mathewson Trust dtd 7/22/92 (the “Trust”), of which the Reporting Person is the sole trustee. The Reporting Person possesses the sole voting and dispository control over the Shares.  The Reporting Person’s address is 9295 Prototype Drive Reno, Nevada 89521.  He is retired and manages his personal investments principally by and through the Trust.

The Reporting Person has not been convicted in a criminal proceeding in the last 5 years (excluding traffic violations or similar misdemeanors), nor has he been party to any proceeding, jurisdiction or order concerning any violation of federal or state securities laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

All purchases of Shares have been funded from the funds resident in the Trust and no purchases have been funded by borrowing of any sort.  To date, the Trust has made open market purchases of 436,141 Shares for an aggregate purchase price of $1,862,472.75 (representing approximately 50 purchase transactions from June 14, 2007 through January 16, 2008, at prices ranging from $3.9747 to $6.2315 per Share), and in July 2007 purchased in a private offering by the Issuer and a selling stockholder 5,810 units for an aggregate purchase price of $818.512.80, wherein each unit consisted of 20 Shares and warrants to purchase an additional seven Shares at an exercise price of $8.05 per Share.

ITEM 4. PURPOSE OF TRANSACTION

The Trust has purchased the Shares held by it for its own investment purposes without any specific plans or proposals contemplated.  The Reporting Person and/or the Trust may from time to time acquire additional Shares in the open market or in privately negotiated transactions, or by any other legal means (including without limitation the exercise of the warrant issued to the Trust).  Any such acquisitions the Reporting Person or the Trust might undertake will be dependent upon the Reporting Persons’ review of numerous factors, including, among other things, applicable legal requirements and restrictions, the availability of Shares for purchase and the price levels of such Shares, general market and economic conditions; on-going evaluation of the Issuer’s business, financial condition, operations and prospects; the relative attractiveness of alternative business and investment opportunities; the actions of the management and the Board of Directors of the Issuer; and other future developments. The Reporting Person may also, from time to time, retain or sell all or a portion of the Shares in the open market or in privately negotiated transactions based on its assessment of the factors discussed herein and potentially others.

Although the foregoing reflects the Reporting Person’s current plans with respect to the Issuer and its Shares, the foregoing is subject to change at any time. Except as set forth above, the Reporting Person has no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a)The Reporting Person beneficially owns 593,011 Shares, of which 552,341 are issued and outstanding and 40,670 are subject to issuance upon exercise of an outstanding warrant, in the aggregate representing 6.72% of the outstanding Common Stock;

(b) The Reporting Person holds the sole voting and dispository power over all Shares beneficially owned by him;

(c) The Reporting Person has conducted no transactions in Shares in his individual capacity in the last sixty days.  In his capacity as trustee of the Trust, he has conducted no sale transactions during such period and the table set forth below reflects all purchase transactions conducted in the last sixty days by the Trust.  All of such purchases were conducted on the open market through a registered broker-dealer.

CUSIP No. 398502104	Page 4 of 6

Purchase Date	Shares Purchased (#)	Purchase Price Per Share ($)
11/28/2007	3,410	4.52
11/28/2007	5,000	4.5215
11/29/2007	100	4.4649
11/29/2007	200	4.455
11/29/2007	300	4.4956
11/29/2007	301	4.3086
11/29/2007	649	4.3102
11/29/2007	940	4.5006
11/29/2007	9,100	4.3386
11/30/2007	100	4.5195
11/30/2007	3,215	4.4423
11/30/2007	4,745	4.5295
12/3/2007	11,940	4.4174
12/10/2007	95,502	3.9849
12/12/2007	450	3.9792
12/17/2007	499	4.0075
12/18/2007	14,569	4.0016
12/18/2007	20,000	4.0029
12/19/2007	16,460	4.0025
12/19/2007	20,000	4.0025
12/19/2007	20,000	4.0029
12/20/2007	4,168	4.0013
12/20/2007	20,000	4.0024
12/21/2007	2,950	3.995
12/21/2007	17,050	4.0147
12/24/2007	4,300	3.9747
12/26/2007	2,100	4.0161
12/27/2007	20,000	4.3947
1/2/2008	3,200	4.2045
1/4/2008	3,856	4.2144
1/7/2008	225	4.2458
1/8/2008	12,719	4.2131
1/8/2008	20,000	4.2125
1/8/2008	20,000	4.2125
1/10/2008	960	4.1203
1/14/2008	100	4.1875
1/15/2008	14,600	4.113
1/16/2008	1,600	4.1172

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

In connection with the Trust’s acquisition of 116,200 Shares and a warrant to purchase 40,670 additional Shares in the Issuer’s private offering in July 2007, the Trust is party to a Subscription Agreement dated as of July 2, 2007, and a Registration Rights Agreement dated as of July 17, 2007, and was issued a Warrant to Purchase 40,670 Shares of Common Stock, dated July 17, 2007.  Other than with respect to the foregoing documents, the Reporting Person and the Trust are not party to any agreement, contract or understanding with respect to securities of the Issuer.

CUSIP No. 398502104	Page 5 of 6

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

The following documents relate to the potential future acquisition or disposition of Shares and are being filed as exhibits to this Statement:

Exhibit No.	Description

1	Registration Rights Agreement, dated July 17, 2007

2	Warrant to Purchase 40,670 Shares of Common Stock, dated July 17, 2007

[Signature page follows.]

CUSIP No. 398502104	Page 6 of 6

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                        January 28, 2008
Date

/s/ Charles N. Mathewson
Signature

CHARLES N. MATHEWSON
Name/Title